Exhibit 99.1

IsoEnergy and DISA Technologies to Form DISA Uranium Corporation, Creating a Technology-Enabled U.S. Uranium Platform for Production, Processing, and Remediation

DISA Uranium Receives US$105 million in Financing Commitments, Backed by Consortium of Leading Strategic Investors

TORONTO, Aug. 4, 2026 /CNW/ - IsoEnergy Ltd. ("IsoEnergy") (NYSE American: ISOU) (TSX: ISO) is pleased to announce that it has entered into a definitive agreement with DISA Technologies, Inc. ("DISA") to create DISA Uranium™ Corporation ("DISA Uranium" or the "Company"), a new technology-enabled U.S. uranium company positioned to strengthen domestic uranium supply and support the growing demand for secure, U.S.-sourced nuclear fuel.

Pursuant to the definitive agreement, IsoEnergy will contribute its portfolio of permitted, past-producing conventional uranium mines in Utah, comprising the Tony M Mine, Daneros Mine, Rim Mine, Sage Plain Project, and Flatiron Project (the "Utah Portfolio") to DISA Uranium, in exchange for 1,677,350 shares of Common Stock of the Company (the "Transaction"). DISA Uranium will combine IsoEnergy's Utah Portfolio with DISA's proprietary High-Pressure Slurry Ablation processing technology ("HPSA™") and remediation and recovery business.

In connection with the Transaction, DISA Uranium has received commitments for a concurrent US$105 million private placement financing (the "Financing") supported by a consortium of leading mining, energy, and technology investors, including Tembo Capital, BHP Ventures, Galvanize Climate Solutions, Valor Equity Partners, Evok Innovations, Halliburton Labs, and Veriten. IsoEnergy has agreed to participate in the Financing in the amount of US$33 million. Proceeds from the Financing are anticipated to be used to advance DISA Uranium's conventional mine development, fund remediation and recovery programs, progress domestic uranium milling infrastructure, and support the Company's long-term growth.

Based on the financing commitments received, DISA Uranium's implied pro forma fully diluted equity value would be approximately US$505 million. IsoEnergy will own approximately 33% of the Company's issued and outstanding shares on a fully diluted basis and will be DISA Uranium's single largest shareholder.

Strategic Rationale for the Transaction

•	Creates a Leading U.S. Conventional Uranium Platform
•	Combines IsoEnergy's portfolio of permitted past-producing conventional uranium mines and exploration projects in Utah with DISA Uranium's proprietary HPSA™ processing technology to create an integrated and differentiated U.S.-focused uranium company.
•	Unlocks a Large, Untapped Domestic Resource Through Remediation and Recovery
•	DISA Uranium's remediation and recovery business addresses the thousands of abandoned uranium mine ("AUM") sites across the western United States, recovering the uranium contained in legacy waste.
•	Supported by the only U.S. Nuclear Regulatory Commission ("NRC") Source Materials License for uranium recovery from legacy waste across multiple sites, this pipeline provides access to a significant, largely untapped domestic resource that requires no new mining, complements the Utah Portfolio as feedstock for future processing capacity, and addresses a decades-old environmental liability.
•	Transformational HPSA™ Processing Technology Provides Economic Advantage
•	HPSA™ has the potential to significantly reduce operating costs by upgrading mineralized feedstock and reducing waste volumes.
•	Preliminary testing at the Tony M Mine demonstrated the potential to reduce feedstock mass to ~22% of its original volume while recovering ~88% of the uranium.
•	Foundation for New U.S. Processing Infrastructure
•	Over time, the combined resource base may provide the scale to support development of a centralized uranium recycling and processing facility, which would become the first new conventional uranium mill constructed in the United States in more than four decades.
•	Strategy aligns with IsoEnergy's goal of building a multi-asset uranium producer in tier one jurisdictions.
•	Experienced Team, Backed by a Consortium of Leading Strategic Investors
•	To be led by the founders who took HPSA™ from concept to the first-of-its kind NRC Source Materials License, supported by a deep bench including former NRC commissioner, regulatory, operational and technical experts.
•	Anchored by leading mining, energy, and technology strategic investors including Tembo Capital, BHP Ventures, Galvanize Climate Solutions, Valor Equity Partners, Evok Innovations, Halliburton Labs, and Veriten.
•	Aligned with U.S. Energy Security Priorities
•	Strategically positioned to capitalize on accelerating investment in the U.S. uranium supply chain, driven by energy security, AI-powered electricity demand, and federal support.
•	Enhanced Platform for Regional Consolidation
•	DISA Uranium is expected to have the scale, asset quality, and growth profile to differentiate it within the uranium sector, and when combined with its technology-driven cost advantage and vertically integrated platform, will create a unique opportunity to drive further regional consolidation.

Philip Williams, Chief Executive Officer and Director of IsoEnergy, commented, "The creation of DISA Uranium marks an important step in advancing IsoEnergy's strategy of building a globally diversified, development ready uranium platform. By contributing our permitted, past-producing Utah asset base and pairing it with DISA's proprietary HPSA™ technology, we believe we can enhance project economics, expand the universe of viable conventional uranium resources, and ultimately support domestic processing infrastructure. At a time when the United States is placing renewed emphasis on nuclear energy, energy security, and the reshoring of its nuclear fuel supply chain, we believe this partnership is both timely and highly differentiated. For IsoEnergy and its shareholders, it unlocks value of our U.S. portfolio, while retaining direct, meaningful exposure to the growth of a unique platform designed to help reshape domestic uranium production."

Greyson Buckingham, Chief Executive Officer of DISA Uranium, commented, "DISA Uranium was built on a straightforward idea: much of the uranium this country needs is already out of the ground, sitting in waste piles across the West. Remediating those abandoned mine sites and recovering the uranium and vanadium they hold is the core of our business, and the reason we hold the only NRC license of its kind. IsoEnergy's Utah Portfolio extends that platform - HPSA™ is designed to make those conventional assets meaningfully more economic by upgrading feedstock at the mine site and reducing what has to be transported and processed. Together, recovered legacy material and a scaled conventional resource base give us the feedstock to bring to life a new domestic uranium recycling and processing facility, the missing link in rebuilding an independent American nuclear fuel supply. With the support of this investor group, DISA Uranium is positioned to move quickly."

Benefits to IsoEnergy Shareholders

As the single largest shareholder of DISA Uranium, the Transaction will provide IsoEnergy's shareholders with exposure to a differentiated U.S. uranium platform underpinned by the following strategic benefits:

•	Exclusive rights to proprietary HPSA™ technology relating to uranium production provide a transformative economic advantage and clear path to production for the Utah Portfolio.
•	Reinforced strategic position within U.S. domestic nuclear fuel supply chain with expanded U.S. production capacity from DISA Uranium's expansive pipeline of legacy abandoned uranium remediation sites and other regional conventional uranium deposits, supported by the only U.S. NRC Source Materials License for uranium recovery from legacy waste across multiple sites.
•	Aligned with national priority to rebuild and secure the domestic nuclear fuel supply chain, supported by established relationships across federal, state, and tribal governments and a demonstrated record of executing alongside public and private sector partners at abandoned uranium mine sites on federal and tribal lands. IsoEnergy and DISA have agreed to explore opportunities to collaborate with respect to the marketing and sale of uranium produced.
•	Robust financial sponsorship provides flexibility and support to rapidly advance strategic initiatives and pursue future growth opportunities.
•	Enhances IsoEnergy's differentiated portfolio of equity and strategic investments, providing investors with exposure across the uranium value chain and the potential for re-rating.

About HPSA™ Technology and U.S. Uranium Platform

HPSA™ is DISA's patented, modular mineral liberation technology that uses high-velocity slurry streams to generate particle-on-particle collisions, causing material to fracture along natural mineral grain boundaries. Unlike conventional mineral processing methods that rely on grinding media and chemical reagents, HPSA™ mechanically separates target minerals from host material, upgrading feed by concentrating valuable minerals into a smaller volume for downstream transportation and processing. The technology has advanced beyond the pilot stage and has been commercially validated, with eight continuous HPSA™ units deployed across four continents in mining applications.

Test work on mineralized material from IsoEnergy's Tony M Mine demonstrated the potential for approximately 4x grade uplift, 78% reduction in material volumes requiring transportation, and approximately 88% uranium recovery, highlighting HPSA™'s potential to significantly improve the economics of conventional uranium production.

DISA Uranium's proprietary technology is complemented by a unique remediation platform. Through the only U.S. NRC Source Materials License authorizing uranium recovery from legacy mine waste across multiple sites, the Company is positioned to remediate historic environmental liabilities while recovering uranium and other valuable minerals. This creates a differentiated opportunity to address a significant domestic remediation challenge, including more than 15,000 sites associated with abandoned mine waste, over 4,200 defense-related uranium mines.

Together, DISA Uranium's proprietary technology, unique remediation platform, and commercially validated processing capabilities position the Company to improve the economics of conventional uranium production while addressing legacy uranium mine remediation, creating a differentiated platform to support the rebuilding of the U.S. domestic uranium supply chain.

Board of Directors and Management

Upon closing of the Transaction and Financing, the senior management team of DISA Uranium will be led by Greyson Buckingham, Chief Executive Officer and Co-Founder of DISA, as well as a 10-year veteran of the U.S. Army National Guard, together with the existing DISA management team headquartered in Casper, Wyoming. The Company will also benefit from a highly experienced board, with deep expertise across nuclear regulation, permitting, public policy, and uranium project development, including two designees from IsoEnergy, expected to be Chairman Richard Patricio and IsoEnergy CEO and Director Phillip Williams, and one designee from Tembo Capital Partner, George Pyper, as well as current DISA Board of Directors, Greyson Buckingham, Scott Saxberg, Marty Reed, and former U.S. NRC Commissioner Jeffrey Merrifield.

IsoEnergy's experienced Utah operations team will also transition to DISA Uranium with the Utah Portfolio, ensuring continuity as the Utah operations, particularly the Tony M Mine, advances toward potential restart. The team includes key personnel who have played an integral role in the reopening of Tony M's underground infrastructure, exploration across the portfolio and maintaining the Utah Portfolio's permits in good standing.

Board of Directors' Recommendations

After consultation with its financial and legal advisors, the Board of Directors of IsoEnergy unanimously determined that the Transaction is in the best interests of IsoEnergy and approved the definitive agreement.

Material Conditions to Completion of the Transaction

Immediately prior to closing of the Transaction, DISA will undertake a spin-out of its non-uranium and vanadium mineral processing business (the "Spin-Out"), which will continue as a separate, independent company, DISA Tech, Inc.

Closing of the Transaction is conditional upon the satisfaction of certain conditions, including but not limited to the completion of the Spin-Out, closing of the Financing, receipt of all necessary regulatory approvals and other conditions customary for a transaction of this nature.

Timing

The Transaction and Financing are expected to close in August 2026, subject to customary closing conditions.

Advisors

TD Securities Inc. is acting as financial advisor to IsoEnergy. Cassels Brock & Blackwell LLP and Parr Brown Gee & Loveless are acting as legal counsel to IsoEnergy.

Stifel is acting as financial advisor to DISA. Wilson Sonsini Goodrich & Rosati, P.C. is acting as legal counsel to DISA.

About DISA Uranium

DISA Uranium™ Corporation is redefining American uranium recovery and production. Headquartered in Casper, Wyoming, the veteran-led Company recovers uranium and vanadium from abandoned uranium mine (AUM) waste, remediates legacy sites left across the western United States, and applies its exclusive, patented high-pressure slurry ablation technology (HPSA™) to make conventional uranium production cleaner, more efficient, and more economic. DISA Uranium holds the only U.S. Nuclear Regulatory Commission (NRC) license to treat and recover AUM waste across multiple sites - and with a growing conventional resource base behind it, the Company is building the domestic capacity to turn American waste and American ore into American fuel. Its mission is simple: restore the past while powering the future, and rebuild a secure, independent domestic uranium supply chain.

About IsoEnergy Ltd.

IsoEnergy (NYSE American: ISOU; TSX: ISO) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada's Athabasca basin, which is home to the Hurricane deposit, boasting the world's highest-grade indicated uranium mineral resource.

Cautionary Statement Regarding Forward-Looking Information

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, referred to as "forward-looking information"). Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". This forward-looking information may relate to the Transaction, including statements with respect to the completion of the Transaction, the Spin-Out and the Financing and the timing thereof; the anticipated benefits of the Transaction for shareholders of IsoEnergy; the expected receipt of regulatory and other approvals relating to the Transaction; the expected pro forma ownership interests of IsoEnergy in the Company; the future prospects of the Company; the anticipated benefits of HPSA™ technology; plans to develop a centralized uranium recycling and processing facility; expectations regarding increasing energy demand and federal support for domestic nuclear fuel in the U.S.; the expected gross proceeds of the Financing and the anticipated use thereof; and any other activities, events or developments that IsoEnergy expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, assumptions that the Transaction, the Spin-Out and the Financing will be completed in accordance with the terms and conditions of the relevant agreements; that the parties will receive the required regulatory approvals and will satisfy, in a timely manner, the other conditions to completion of the Transaction; the accuracy of management's assessment of the effects of the successful completion of the Transaction and that the anticipated benefits of the Transaction will be realized; the anticipated mineralization of IsoEnergy's projects being consistent with expectations and the potential benefits from such projects and any upside from such projects; the price of uranium; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company's planned activities will be available on reasonable terms and in a timely manner. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: the inability of IsoEnergy and DISA to complete the Transaction and the Financing; a material adverse change in the timing of and the terms and conditions upon which the Transaction and the Financing are completed; the inability to satisfy or waive all conditions to completion of the Transaction; the failure to obtain regulatory approvals in connection with the Transaction; the inability of DISAUranium to realize the benefits anticipated from the Transaction and the timing to realize such benefits; changes to IsoEnergy's and/or DISA Uranium's current and future business plans and the strategic alternatives available thereto; growth prospects and outlook of DISA Uranium's business; negative operating cash flow and dependence on third party financing; uncertainty of additional financing; no known mineral reserves; aboriginal title and consultation issues; reliance on key management and other personnel; actual results of exploration activities being different than anticipated; changes in exploration programs based upon results; availability of third party contractors; availability of equipment and supplies; failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena; other environmental risks; changes in laws and regulations; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; other risks associated with the mineral exploration industry, and general economic and political conditions in Canada, the United States and other jurisdictions where the Company conducts business. Other factors which could materially affect such forward-looking information are described in the risk factors in IsoEnergy's most recent annual management's discussion and analysis and annual information form and IsoEnergy's other filings with the securities regulators which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. IsoEnergy does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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www.isoenergy.ca

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For further information: For More Information, Please Contact: Philip Williams, CEO and Director, info@isoenergy.ca, 1-833-572-2333

CO: IsoEnergy Ltd.

CNW 07:00e 04-AUG-26